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                                                                  EXHIBIT (a)(5)


                                 SUPPLEMENT TO
                              OFFER TO PURCHASE BY
                             AIMCO PROPERTIES, L.P.
           OF UP TO 7,738.38 UNITS OF LIMITED PARTNERSHIP INTEREST OF
                            MCCOMBS REALTY PARTNERS
                           FOR $0.50 PER UNIT IN CASH


We will only accept a maximum of 7,738.38 units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person.

We will pay for accepted units promptly after expiration of the offer.

Our offer price will be reduced for any distributions made by your partnership since the date of the Offer to Purchase and prior to the expiration of our offer.

Our offer and your withdrawal rights will expire at 5:00 p.m., New York City time, on September 16, 1999, unless we extend the deadline.

YOU WILL NOT PAY ANY PARTNERSHIP TRANSFER FEES IF YOU TENDER YOUR UNITS.

Our offer is not subject to any minimum number of units being tendered.

     SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THE OFFER TO PURCHASE FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

     o We determined the offer price of $0.50 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

     o Although your partnership's agreement of limited partnership provides for termination in the year 2030, the prospectus pursuant to which the units were sold in 1984 indicated that the properties owned by your partnership might be sold within 5 to 10 years of their acquisition if conditions permitted.

     o Your general partner and the property manager of the residential property are affiliates of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

     o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

                                                       (continued on next page)

                  -------------------------------------------

     If you desire to accept our offer, you should complete and sign the enclosed Letter of Transmittal in accordance with the instructions thereto and mail or deliver the signed Letter of Transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this Supplement. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE OFFER TO PURCHASE, THIS SUPPLEMENT OR THE LETTER OF TRANSMITTAL MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT
(888) 349-2005.

                               September 9, 1999


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(continued from cover page)

     o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     o It is possible that we may conduct a subsequent offer at a higher price.

     o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of property owned by your partnership.

     o If we acquire a substantial number of units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions, including but not limited to the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.


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                                  INTRODUCTION

         We are offering to purchase up to 7,738.38 units, representing approximately 45% of the units whose holders made additional capital contributions, for the purchase price of $0.50 per unit, net to the seller in cash, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from July 22, 1999 until the expiration date. Our offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 22, 1999, a Supplement dated August 12, 1999, this Supplement, and in the accompanying letter of transmittal.

         We are offering to acquire only the units whose holders made additional capital contributions pursuant to your partnership's reorganization plan in October 1998. For more information regarding the reorganization plan and related proceedings, please refer to "The Offer - Section 9. Background and Reasons for the Offer - Your Partnership's Bankruptcy Reorganization" in the Offer to Purchase.

         Our offer will expire at 5:00 P.M., New York City time, on September 16, 1999, unless extended. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after September 22, 1999.

         Our Offer to Purchase is amended and supplemented as follows:

         1. We will pay any transfer fees imposed for the transfer of units by your partnership. However, you will have to pay any governmental transfer taxes that apply to your sale. You will also have to pay any fees or commissions imposed by your broker in assisting you to tender your units, or by any custodian or other trustee of any Individual Retirement Account or benefit plan which is the owner of record of your units. Although the fees charged for transferring units from an Individual Retirement Account vary, such fees are typically $25-$50 per transaction. If more units are validly tendered and not withdrawn in response to our offer than we have indicated we are willing to purchase, we will accept units pro rata according to the number of units validly tendered and not withdrawn by each limited partner. Any such proration would reduce the number of units that we purchase from you, with a corresponding reduction in the amount payable to you. Depending on the number of units that you tender, any fees charged on a per transaction basis could exceed the aggregate offer price you receive if some of your units are not accepted by us (as a result of proration or otherwise). We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of units being tendered. However, certain other conditions do apply. See "The Offer - Section 17. Conditions of the Offer," in the Offer to Purchase. Under no circumstances will we be required to accept any unit if the transfer of that unit to us would be prohibited by the agreement of limited partnership of your partnership.

         2. The following paragraph is added as the last paragraph under "The Offer-Section 3. Procedure for Tendering Units-Appointment as Proxy; Power of Attorney:"

         If you tender units through the enclosed letter of transmittal you will irrevocably constitute and appoint us and any of our designees as your true and lawful agent and attorney-in-fact with respect to such units, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to withdraw any or all of such units that have been previously tendered in response to any tender or exchange offer provided that the price per unit we are offering is equal to or higher than the price per unit being offered in the previous tender or exchange offer. Such appointment is effective upon the receipt of such letter of transmittal and shall continue to be effective unless and until you withdraw such units from this offer prior to the expiration date.

         3. The offer was previously scheduled to expire on Monday, September 6, 1999. The expiration date has now been extended to 5:00 p.m., New York City time, on September 16, 1999


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         The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.


                    THE INFORMATION AGENT FOR THE OFFER IS:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

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
           By Mail:                         By Overnight Courier:                        By Hand:

        P.O. Box 2065                         111 Commerce Road                      111 Commerce Road
S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                          Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                         For information, please call:

                                           TOLL FREE: (888) 349-2005
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